[Cadwalader, Wickersham & Taft LLP Letterhead]

May 11, 2017

VIA EDGAR TRANSMISSION

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel
Christina M. Thomas, Attorney-Adviser

Re:	Buffalo Wild Wings, Inc.
Definitive Additional Soliciting Materials
Filed May 4 and May 5, 2017 by Marcato Capital Management LP et al. (“Marcato”) File No. 000-24743

Dear Mr. Panos:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 5, 2017 (the “Comment Letter”), concerning (i) the above referenced soliciting materials filed with the Commission on May 4, 2017 (the “May 4 Filing”) and (ii) the supplement filed on May 5, 2017 (the “Supplement” and, together with the May 4 Filing, the “Filings”) to Marcato’s definitive proxy statement filed on April 20, 2017 (the “Definitive Proxy Statement”).

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

General

1.	Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements in your soliciting material filed on May 4, 2017:

•	“This desperate manipulation of the facts cannot mask Buffalo Wild Wings’ persistent underperformance and clear lack of any strategic plan to create long-term shareholder value.”

•	“Electing Marcato’s nominees will put an end to this deceitful behavior and provide the necessary financial expertise and business savvy to drive a turnaround.”

•	“These so-called ‘peers’ were not included in the Proxy Peer group, indicating a willful attempt to mislead investors by changing the composition of businesses that the Board believes to be representative peers to the Company.”

Characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Refer to Note b. to Rule 14a-9.

Marcato acknowledges the Staff’s comment and respectfully notes that it believes that each of these statements relied upon a reasonable factual foundation given that Marcato has demonstrated that the Company has repeatedly revised its cherry-picked peer group in a manner inconsistent with market precedent and expectations and with the effect of presenting more favorable performance relative to such self-selected peers. In future filings, Marcato will, in light of the Staff’s comment, be further cautious regarding avoiding statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

2.	The proxy supplement filed on May 5, 2017 used the EDGAR header tag “DFAN14A.” Please advise us why this supplement was not filed using the EDGAR header tag DEFR14A. In addition, please explain to us why the supplement included under cover of Schedule 14A did not indicate that the submission was “Amendment No. 1,” as contemplated by Rule 14a-101, to the definitive proxy statement. Alternatively, please refile the proxy supplement using the DEFR14A EDGAR header tag and identify the submission as Amendment No. 1.

We respectfully advise the Staff that we believe the Supplement was properly filed under the EDGAR tag DFAN14A without being identified as an amendment to the Definitive Proxy Statement. We direct the Staff’s attention to the EDGAR Filing Manual (the “Manual”), which describes (i) DFAN14A submissions as “[d]efinitive additional proxy soliciting materials filed by non-management” and (ii) DFRN14A submissions as “[r]evised definitive proxy statement[s] filed by non-management.”1 In this regard, we note that the Supplement contains information that is in addition to, and does not revise, the information contained in the Definitive Proxy Statement.

Furthermore, it is established market practice for non-management filers to utilize the EDGAR header tag DFAN14A when filing supplements to definitive proxy statements without identifying the submissions as amendments. We respectfully direct your attention to the following filings, each of which were filed in this manner:

•	Elliot Associates, L.P. proxy supplement filed on March 24, 2017, relating to Arconic Inc.;

•	Terence Wise proxy supplement filed on December 16, 2014, relating to Forward Industries, Inc.;

•	Starboard Value LP proxy supplement filed on September 16, 2014, relating to Darden Restaurants, Inc.; and

•	Voce Capital Management LLC proxy supplement filed on August 15, 2014, relating to CONMED Corporation.

On the other hand non-management filers generally utilize the EDGAR header tag DFRN14A2 when filing revised, or revisions to, definitive proxy statements. For examples of such filings, please see:

•	TPG Specialty Lending, Inc. amendment no. 3 to definitive proxy statement filed on July 14, 2016, relating to TICC Capital Corp.;

•	Westlake Chemical Corporation amendment no. 2 to definitive proxy statement filed on May 4, 2016, relating to Axiall Corporation;

•	Blue Clay Capital Management, LLC amended definitive proxy statement filed on April 1, 2015, relating to Select Comfort Corporation;

[1]	SEC, EDGAR Filer Manual (Volume II) EDGAR Filing 3-51 and 3-52 (41st ed. 2017) (emphasis added).
[2]	Similarly, the Manual describes DEFR14A submissions as “[d]efinitive revised proxy soliciting materials.” (SEC, EDGAR Filer Manual (Volume II) EDGAR Filing 3-51 (41st ed. 2017) (emphasis added)). Accordingly, many management filers utilize the EDGAR tag DEFR14A when filing revised, or revisions to, definitive proxy statements. Examples of such DEFR14A filings include: GrubHub Inc. amendment no. 1 to definitive proxy statement filed on May 2, 2017; CME Group Inc. amendment no. 1 to definitive proxy statement filed on April 7, 2017; Williams Companies Inc. amendment no. 2 to definitive proxy statement filed on June 17, 2016; Medivation, Inc. amendment no. 1 to definitive proxy statement filed on April 29, 2016; and Orbitz Worldwide, Inc. amendment no. 1 to definitive proxy statement filed on May 21, 2015.

•	Pershing Square Capital Management, L.P. amendment no. 1 to definitive proxy statement filed on November 14, 2014, relating to Allergan, Inc.; and

•	Hudson Bay Partners, LP amended definitive consent solicitation and proxy statement filed on September 11, 2013, relating to Millennium India Acquisition Company Inc.

*            *             *

In connection with these responses to the Staff’s comments, Marcato acknowledged to me and I therefore acknowledge on its behalf that:

•	Marcato is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Marcato may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Richard T. McGuire III

Managing Partner

Marcato Capital Management LP

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